Exhibit 1.01

Conflict Minerals Report

Knowles Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 29, 2015.

Unless the context indicates otherwise, the terms “we,” “its,” “us,” “our” and “Knowles” refer to Knowles Corporation and its consolidated subsidiaries. “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “seek,” “should,” “will,” “would,” “expect” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. The statements in this Conflict Minerals Report are based on current plans, expectations and assumptions and involve risks and uncertainties that could cause actual outcomes or results to differ materially from those outcomes or results that are anticipated or implied in these statements. These risks and uncertainties include, but are not limited to: the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all; whether smelters and refiners and other market participants responsibly source Conflict Minerals; internal and external resource constraints; political and regulatory developments, whether in the Democratic Republic of the Congo (the “DRC”), its adjoining countries, the United States or elsewhere; and other factors that we may not have currently identified or quantified. Knowles disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview; Applicability of the Conflict Minerals Rule to Our Company

Knowles is a market leader and global supplier of advanced micro-acoustic solutions and specialty components serving the mobile communications, consumer electronics, medical technology, military, aerospace and industrial markets. We are subject to the Conflict Minerals Rule because certain of the products that we manufacture contain Conflict Minerals that are necessary to the functionality or production of the products. Not all of our products are in-scope under the Conflict Minerals Rule.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants, which limits our influence over their sourcing. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have difficultly identifying participants upstream from our direct suppliers. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with the expectations provided in our Conflict Minerals Policy, which is described below.

For 2014, each of our in-scope products contained at least some Conflict Minerals content for which we were unable to determine the origin. Product, smelter and refiner information in respect of 2014 is described under “Product Information” below and on Annex A. We have not found for 2014 that any of the necessary Conflict Minerals contained in our in-scope products directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country. However, we did not conclude that any of our products were “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

Our Conflict Minerals Policy

We strongly disapprove of the violence in the DRC and adjoining countries and are committed to supporting responsible sourcing of Conflict Minerals. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicated to our suppliers and the public a company policy regarding Conflict Minerals (the “Conflict Minerals Policy”) for our supply chain.

As indicated in our Conflict Minerals Policy, as part of Knowles’s commitment to social responsibility and compliance with the Conflict Minerals Rule, it is our goal only to use Conflict Minerals in our products that do not directly or indirectly finance or benefit armed groups in the DRC or adjoining countries.

As also indicated in our Conflict Minerals Policy, Knowles expects our suppliers to:

•	Adopt a conflict minerals policy that is consistent with our Conflict Minerals Policy and require their direct and indirect suppliers to do the same.

•	Exercise due diligence with relevant suppliers on the source and chain of custody of Conflict Minerals consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).

•	Identify smelters and refiners associated with the Conflict Mineral supply chain for our products.

•	Transition to certified conflict free smelters and refiners.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2014, we conducted a “reasonable country of origin inquiry.” Our outreach included 154 direct suppliers (the “Suppliers”) that we identified as having provided us with components, parts or products that contain Conflict Minerals or that we believe may have provided us with components, parts or products that contain Conflict Minerals. Through our own internal review and following our outreach, we determined that some of these suppliers were not in-scope.

For 2014, the Suppliers identified to us 71 smelters and refiners as having processed the necessary Conflict Minerals contained in our in-scope products, as listed on Annex A. As indicated on Annex A, 68 of these smelters and refiners were listed as compliant by the Conflict-Free Sourcing Initiative (the “CFSI”) and two were listed as active. According to information made available by the CFSI to its members, 35 of these smelters and refiners sourced solely from outside of the DRC region, including from recycled or scrap sources.

Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2014. These due diligence efforts are discussed in this Conflict Minerals Report.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence.

Due Diligence Program Design

Design Framework

We have designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the OECD Guidance (Second Edition 2013).

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the Conflict Minerals contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that we took in respect of 2014 are discussed under “Due Diligence Program Execution.”

1.	Establish strong company management systems

a.	We have designated a team of senior staff responsible for the management and continued implementation of our Conflict Minerals compliance strategy. The following functional areas are represented on the team or otherwise involved with our compliance process: financial reporting; internal audit; investor relations; legal, quality and supply chain. We also utilize specialist outside counsel to assist us with our compliance efforts. The executive sponsor of the compliance program is our Senior Vice President – Global Supply Chain.

b.	On an ongoing basis, selected internal personnel receive training on the Conflict Minerals Rule, the OECD Guidance, our compliance program and the procedures for reviewing and validating supplier responses to our inquiries. We have prepared written procedures addressing certain aspects of our compliance program, including our process for querying suppliers and reviewing supplier responses. These procedures are communicated to the members of our internal working group.

c.	We have adopted the Conflict Minerals Policy. The Conflict Minerals Policy is posted on our website and selected employees and suppliers have been notified of the Conflict Minerals Policy.

d.	We utilize the Conflict Minerals Reporting Template (the “Conflict Minerals Reporting Template”) developed by the CFSI to identify smelters and refiners in our supply chain. The Conflict Minerals Reporting Template requests suppliers to provide information concerning the usage and source of Conflict Minerals in their products, as well as information concerning their related compliance efforts.

e.	We are a member of the CFSI and of IPC — Association Connecting Electronics Industries.

f.	We maintain responses relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, in an electronic format for at least five years.

g.	Our form of Supply Agreement and our forms of purchase order terms and conditions contain provisions relating to the sourcing of Conflict Minerals to be contained in our products.

h.	We have web-based and telephonic mechanisms available for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy. We communicate to stakeholders the availability of this mechanism for reporting violations of the Conflict Minerals Policy.

2.	Identify and assess risk in the supply chain

a.	We request that suppliers provide us with information concerning the usage and source of Conflict Minerals in the parts that they sell to us and their related compliance efforts through the completion of a Conflict Minerals Reporting Template. We follow up by email or phone with suppliers that do not respond to the request within a specified time frame.

b.	We review the Conflict Minerals Reporting Templates that we receive from suppliers against internal written review criteria. We follow up by email or phone with suppliers that submit an incomplete response. We follow up with other suppliers where provided for under our review criteria or otherwise deemed appropriate by us.

c.	Smelter and refiner information provided by suppliers is reviewed against the Standard Smelter Names tab of the Conflict Minerals Reporting Template and the list of known processing facilities published by the U.S. Department of Commerce (the “Commerce Department List”). To the extent that a smelter or refiner identified by a supplier is not on either of these lists, we take additional steps to attempt to determine whether the listed entity is a smelter or refiner.

d.	Smelter and refiner information also is reviewed against the lists of compliant and active (or the equivalent) smelters and refiners and country of origin information published by the CFSI, the London Bullion Market Association (the “LBMA”), the Responsible Jewellery Council (the “RJC”) and/or the Tungsten Industry – Conflict Minerals Council (“TI-CMC”). To the extent that a smelter or refiner identified by a supplier is not listed as compliant or the equivalent by one of the foregoing, we consult publicly available information or information made available by the CFSI to its members or request that the supplier contact the smelter or refiner to attempt to determine whether it obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

3.	Design and implement a strategy to respond to identified risks

a.	We monitor and report on risk to designated senior management on an ongoing basis. Our Conflict Minerals compliance team reports the findings of its compliance efforts to our Senior Vice President – Global Supply Chain.

b.	If a supplier identifies as part of our supply chain Conflict Minerals that originate from a non-compliant smelter or refiner that sources from the DRC region, the supplier may be required to instead source from a compliant smelter or refiner; the compliant smelter or refiner may include the supplier’s current smelter or refiner if it undergoes an independent third-party audit. As part of our risk management process, we request that the supplier reach out to the smelter or refiner in writing and/or telephonically encouraging it to participate in an independent third-party audit program. For other risks, our risk mitigation strategy allows for a flexible response that is commensurate with the risks identified.

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

In connection with our due diligence, we utilize information made available by the CFSI, the LBMA, the RJC and the TI-CMC concerning independent third-party audits of smelters and refiners. We also support independent third-party audits by being a member of the CFSI.

5.	Report on supply chain due diligence

We file a Form SD, and to the extent applicable a Conflict Minerals Report, with the Securities and Exchange Commission and make these documents available on our website.

Due Diligence Program Execution

We performed the following due diligence measures in respect of the 2014 compliance period. These are not all of the measures that we took in respect of 2014 in furtherance of our Conflict Minerals Policy and Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of our due diligence measures, please see “Due Diligence Program Design.”

1.	We sent requests to 154 Suppliers to provide us with a completed Conflict Minerals Reporting Template. We followed up by email or phone with the Suppliers that did not provide a response within the specified time frame. We received Conflict Minerals Reporting Templates from 91% of the Suppliers to which we sent a request (excluding the Suppliers that we internally determined were not in-scope prior to receiving a response).

2.	We reviewed the completed responses received from the Suppliers based on our internal written review criteria to identify incomplete responses and specified sourcing risks.

3.	We reviewed the smelters and refiners identified to us by the Suppliers against those contained on the Standard Smelter Names tab of the Conflict Minerals Reporting Template and the Commerce Department List. To the extent not on either of those lists, we (a) requested that the Supplier confirm that the listed entity is a smelter or refiner or (b) consulted publicly available information to attempt to determine whether the identified entity is a smelter or refiner.

4.	To the extent that a completed response identified a smelter or refiner, we also reviewed that information against the list of compliant and active (or equivalent) smelters and refiners and country of origin information published by the CFSI, the LMBA, the RJC and the TI-CMC. 68 of the identified smelters and refiners were listed as compliant or the equivalent by one of these third-party entities as of May 14, 2015 and two were listed as active or the equivalent.

5.	To the extent that a smelter or refiner identified by a Supplier was not listed as compliant or the equivalent by an independent third-party, we consulted publicly available information or information made available by the CFSI to its members or requested that the Supplier contact the smelter or refiner to attempt to determine whether that smelter or refiner obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

6.	Our Conflict Minerals compliance team reported the findings of its compliance efforts in respect of 2014 to our Senior Vice President – Global Supply Chain.

7.	We sent letters to 18 smelters and refiners requesting that they undergo certification. In some cases, we also requested that the Suppliers engage in outreach with smelters and refiners that were part of their supply chain.

8.	In addition, to mitigate the risk that the necessary Conflict Minerals contained in our in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, we:

a.	As a member of the CFSI’s smelter engagement team, participated in three pre-audit visits to smelters and engaged in outreach to additional smelters and refiners; and

b.	As a member of the CFSI, participated in the China Gold Congress, where we encouraged gold refiners to undergo Conflict-Free Smelter Program audits.

Product Information

For 2014, our in-scope product categories were: microphones, receivers, speakers, integrated modules, multi-functional devices, ultrasonic sensors, integrated audio sub-systems, transducers, oscillators, capacitors and filters. Not all of our products in these categories were in-scope for purposes of our compliance. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report and should not be considered part of this Conflict Minerals Report.

Due to the challenges of tracing a multi-tier supply chain, for 2014, we were unable to determine the origin of at least a portion of the Conflict Minerals in each of our in-scope products. We have not found for 2014 that any of our in-scope products supported conflict (i.e., contained necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country). An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country. However, we did not conclude that any of our products were “DRC conflict free.”

Identified Smelters and Refiners

In connection with our reasonable country of origin inquiry or due diligence, as applicable, the Suppliers identified to us the facilities listed on Annex A as having processed the necessary Conflict Minerals contained in our in-scope products in 2014. Due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on our suppliers for accurate smelter and refiner information and our due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary Conflict Minerals contained in our in-scope products.

We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed Conflict Minerals Reporting Template. Where a smelter or refiner was identified, we also reviewed publicly available information and information made available by the CFSI, the LBMA, the RJC and the TI-CMC, to the extent available, to try to determine the mine or location of origin.

Future Risk Mitigation Efforts

We intend to take the following additional steps to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups:

1.	Use Revision 4.0 of the Conflict Minerals Reporting Template for our 2015 outreach.

2.	Conduct training sessions for selected suppliers and for internal personnel involved with the review of Conflict Minerals Reporting Templates and the management of our compliance program generally.

3.	As part of our supplier audits, make inquiries concerning policies and procedures relating to Conflict Minerals sourcing.

4.	Continue to actively participate in the CFSI.

5.	Implement a new, more robust information technology solution for the management of data relating to our Conflict Minerals compliance program.

6.	Continue to encourage Suppliers that provided company level information for 2014 to provide product level information for 2015 through ongoing outreach with these Suppliers.

7.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2014 to help ensure that they provide requested information for 2015.

8.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2014 that the source of Conflict Minerals was unknown or undeterminable.

9.	Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of our Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to help ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

To the extent applicable, we also intend to continue to take in respect of our 2015 compliance the 2014 compliance steps discussed in this Conflict Minerals Report.

Annex A

Capitalized terms used and not otherwise defined in this Annex have the meanings set forth in the Conflict Minerals Report of which this Annex is a part.

Smelters and Refiners

In connection with our reasonable country of origin inquiry or due diligence, as applicable, the Suppliers identified to us the smelters and refiners listed below as having processed the necessary Conflict Minerals contained in our in-scope products in 2014. Please see the notes that accompany the table for additional information concerning the information in the table.

Smelter and Refiner Information (1)

Metal	Name of Smelter or Refiner	Smelter or Refiner Status
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	Compliant
Gold	Argor-Heraeus SA	Compliant
Gold	Asahi Pretec Corporation	Compliant
Gold	CCR Refinery – Glencore Canada Corporation	Compliant
Gold	Chimet S.p.A.	Compliant
Gold	Dowa	Compliant
Gold	Heimerle + Meule GmbH	Compliant
Gold	Heraeus Ltd. Hong Kong	Compliant
Gold	Heraeus Precious Metals GmbH & Co. KG	Compliant
Gold	Ishifuku Metal Industry Co., Ltd.	Compliant
Gold	Johnson Matthey Inc	Compliant
Gold	JX Nippon Mining & Metals Co., Ltd.	Compliant
Gold	Kennecott Utah Copper LLC	Compliant
Gold	Kojima Chemicals Co., Ltd	Compliant
Gold	LS-NIKKO Copper Inc.	Compliant
Gold	Materion	Compliant
Gold	Matsuda Sangyo Co., Ltd.	Compliant
Gold	Metalor Technologies SA	Compliant
Gold	Metalor USA Refining Corporation	Compliant
Gold	Mitsubishi Materials Corporation	Compliant
Gold	Mitsui Mining and Smelting Co., Ltd.	Compliant
Gold	Nihon Material Co. LTD	Compliant
Gold	Ohio Precious Metals, LLC	Compliant
Gold	PAMP SA	Compliant
Gold	Rand Refinery (Pty) Ltd	Compliant
Gold	Royal Canadian Mint	Compliant
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	Compliant
Gold	Solar Applied Materials Technology Corp.	Compliant
Gold	Sumitomo Metal Mining Co., Ltd.	Compliant
Gold	Tanaka Kikinzoku Kogyo K.K.	Compliant
Gold	The Refinery of Shandong Gold Mining Co. Ltd	Compliant
Gold	Tokuriki Honten Co., Ltd	Compliant
Gold	Valcambi SA	Compliant
Gold	Western Australian Mint trading as The Perth Mint	Compliant
Tantalum	Conghua Tantalum and Niobium Smeltry	Compliant
Tantalum	Exotech Inc.	Compliant
Tantalum	F&X Electro-Materials Ltd.	Compliant
Tantalum	Global Advanced Metals Boyertown	Compliant
Tantalum	H.C. Starck Hermsdorf GmbH	Compliant
Tantalum	Hi-Temp	Compliant
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	Compliant
Tantalum	Plansee SE Liezen	Compliant
Tantalum	RFH Tantalum Smeltry Co., Ltd.	Compliant
Tantalum	Solikamsk Magnesium Works OAO	Compliant

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Tantalum	Telex	Compliant
Tantalum	Ulba	Compliant
Tantalum	Zhuzhou Cement Carbide	Compliant
Tin	CV United Smelting	Compliant
Tin	EM Vinto	Compliant
Tin	Malaysia Smelting Corporation (MSC)	Compliant
Tin	Metallo Chimique N.V.	Compliant
Tin	Mineração Taboca S.A.	Compliant
Tin	Minsur	Compliant
Tin	Mitsubishi Materials Corporation	Compliant
Tin	OMSA	Compliant
Tin	PT Bangka Putra Karya	Compliant
Tin	PT Bukit Timah	Compliant
Tin	PT Mitra Stania Prima	Compliant
Tin	PT REFINED BANGKA TIN	Compliant
Tin	PT Stanindo Inti Perkasa	Compliant
Tin	PT Timah	Compliant
Tin	Thaisarco	Compliant
Tin	Yunnan Tin Company, Ltd.	Compliant
Tin	Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.	Active
Tin	CNMC (Guangxi) PGMA Co. Ltd.	On Standard List
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	Compliant
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	Compliant
Tungsten	Global Tungsten & Powders Corp.	Compliant
Tungsten	Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.	Compliant
Tungsten	Xiamen Tungsten Co., Ltd	Compliant
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	Active

(1)	We note the following in connection with the information contained in the foregoing table:

(a)	The smelters and refiners listed in the table were identified by the Suppliers to us as being part of our 2014 supply chain. Not all of the included smelters and refiners may have processed the necessary Conflict Minerals contained in our in-scope products due to over-inclusiveness in the information the Suppliers provided to us and/or received from their suppliers. In addition, the smelters and refiners listed above may not be all of the smelters and refiners in our supply chain, since many Suppliers were unable to identify all of the smelters and refiners used to process the necessary Conflict Minerals content contained in our in-scope products and because not all Suppliers responded to our inquiries.

(b)	The table only includes entities that were listed on the Standard Smelter Names tab of the Conflict Minerals Reporting Template or the Commerce Department List.

(c)	Smelter or refiner status information in the table is as of May 14, 2015.

(d)	“Compliant” means that a smelter or refiner is listed as compliant with the Conflict-Free Smelter Program’s (“CFSP”) assessment protocols, including through mutual recognition, or is classified as “Re-audit in process” by the CFSP. Included smelters and refiners were not necessarily Compliant for all or part of 2014 and may not continue to be Compliant for any future period. We do not have information on the origin of the Conflict Minerals processed by any of the Compliant smelters and refiners prior to their respective certification dates.

(e)	As used herein, “Active” means that the smelter or refiner is listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or has committed to complete a CFSP validation audit within two years of membership issuance by the TI – CMC (also known as Category A membership).

(f)	Smelter or refiner status reflected in the table is based solely on information made publicly available by the CFSI, without independent verification by us.

(g)	“On Standard List” means that a smelter or refiner is listed on the CFSI Standard Smelter Names tab and/or the Commerce Department List, but is not Compliant or Active.

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Country of Origin Information

The countries of origin of the Conflict Minerals processed by the Compliant smelters and refiners listed above may have included the countries listed below. The listed countries of origin are derived from information made available by the CFSI to its members. Except for the DRC, the CFSI does not indicate individual countries of origin of the Conflict Minerals processed by Compliant smelters and refiners. Instead, the CFSI indicates country of origin by category. Compliant smelters and refiners listed above were in each of the categories below:

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export of from these regions of Conflict Minerals: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam and Zimbabwe.

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing Conflict Minerals: Kenya, Mozambique and South Africa.

L3 – The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.

DRC – The Democratic Republic of the Congo.

In addition, some of the Conflict Minerals processed by the Compliant smelters and refiners originated in whole or in part from recycled or scrap sources.

Because the CFSI generally does not indicate individual countries of origin of the Conflict Minerals processed by Compliant smelters and refiners, we were not able to determine the countries of origin of the Conflict Minerals processed by the listed Compliant smelters and refiners with greater specificity. In addition, for some of the listed Compliant smelters and refiners, origin information is not disclosed by the CFSI. We did not determine the countries of origin of the Conflict Minerals processed by other smelters and refiners listed on this Annex A.

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